Exhibit to Item 77Q1

November 19, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Investment Series, Inc. (the "Registrant"), and, under the date of November 20, 2006 we reported on the Registrant's financial statements for RiverSource Balanced Fund, RiverSource Mid Cap Value Fund and RiverSource Diversified Equity Income Fund as of and for the years ended September 30, 2006. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR, dated on November 19, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007 or (ii) the statements in the last paragraph.

Very truly yours,

/s/ KPMG LLP